SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              ---------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                         Reliance Electric Company
                             (Name of issuer)

              Class A Common Stock, Par Value $.01 Per Share
                      (Title of class of securities)

                                 759458102
                              (CUSIP number)

                       William J. Calise, Jr., Esq.
            Senior Vice President, General Counsel & Secretary
                    Rockwell International Corporation
                            625 Liberty Avenue
                   Pittsburgh, Pennsylvania  15222-3123
                              (412) 565-2905
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              January 9, 1995
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /.

     Check the following box if a fee is being paid with the statement /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto report beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                      (Continued on following pages)


- ------------------
* This Amendment No. 1 amends Rockwell International Corporation's and ROK Acquisition Corporation's Schedule 13D filed as part of Amendment No. 10 to their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on December 7, 1994.
                                                  (Page 2 of 5 Pages)

CUSIP No. 759458102       13D

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

          ROCKWELL INTERNATIONAL CORPORATION
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                    (b)[ ]
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                               [ ]
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
- ---------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER       INDIRECTLY THROUGH ROK
                                               ACQUISITION CORPORATION,
   SHARES                                      ITS WHOLLY OWNED SUBSIDIARY,
                                               31,881,993 SHARES OF CLASS A
                                               COMMON STOCK
 BENEFICIALLY  ------------------------------------------------------------
                  8    SHARED VOTING POWER     NONE
   OWNED BY
               ------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER  INDIRECTLY THROUGH ROK
                                               ACQUISITION CORPORATION,
                                               ITS WHOLLY OWNED SUBSIDIARY,
   REPORTING                                   31,881,993 SHARES OF CLASS A
                                               COMMON STOCK
               ------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER NONE

- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          INDIRECTLY THROUGH ROK ACQUISITION CORPORATION, ITS WHOLLY-OWNED
          SUBSIDIARY:  31,881,993 SHARES OF CLASS A COMMON STOCK
- ---------------------------------------------------------------------------
12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88% OF CLASS A COMMON STOCK
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
                                                  (Page 3 of 5 Pages)

CUSIP NO. 759458102       13D

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ROK ACQUISITION CORPORATION
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                     (b)[ ]
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                               [ ]
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
- ---------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER       31,881,993 SHARES OF CLASS A
                                               COMMON STOCK
   SHARES


 BENEFICIALLY  ------------------------------------------------------------
                  8    SHARED VOTING POWER     NONE
   OWNED BY
               ------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER  31,881,993 SHARES OF CLASS A
                                               COMMON STOCK

   REPORTING

               ------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER NONE

- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          DIRECTLY:  31,881,993 SHARES OF CLASS A COMMON STOCK
- ---------------------------------------------------------------------------
12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88% OF CLASS A COMMON STOCK
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
                                                  (Page 4 of 5 Pages)

Items 3-5.

     ROK Acquisition Corporation ("ROK"), a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"), beneficially owns an aggregate of 31,881,993 shares of Class A Common Stock, par value $.01 per share ("Class A Shares"), of Reliance Electric Company, a Delaware corporation ("Reliance"), representing approximately 88% of the outstanding Class A Shares.

     On December 7, 1994, ROK accepted for payment all Class A Shares and shares of Class B Common Stock, par value $.01 per share ("Class B Shares"), of Reliance (which are convertible into Class A Shares on a share for share basis) tendered pursuant to, and following the expiration of, ROK's tender offer, as amended (the "Offer"), to purchase all outstanding Class A Shares, Class B Shares and shares of Class C Common Stock, par value $.01 per share ("Class C Shares" and, together with Class A Shares and Class B Shares, "Shares"), of Reliance for a purchase price of $31 per Class A Share and Class B Share and $83.948 per Class C Share, in each case net to the seller in cash. ROK purchased 31,288,259 Class A Shares and 146,304 Class B Shares tendered in the Offer. 351,002 Class A Shares tendered in the Offer, but subject to guarantee of delivery, were not delivered by the guarantor or purchased by ROK in the Offer. The Offer was made in accordance with the Agreement and Plan of Merger, dated as of November 21, 1994 (the "Merger Agreement"), by and among Reliance, ROK and Rockwell, pursuant to which Rockwell intends to cause ROK to merge with and into Reliance (the "Merger").

     On January 6, 1995, ROK purchased 30,000 Class A Shares at a price of $31 per Class A Share. Such purchase was effected in a privately negotiated transaction.

     On January 9, 1995, ROK purchased 417,330 Class B Shares at a price of $31 per Class B Share. Such purchase was effected in a privately negotiated transaction.

     The funds for such purchases made on January 6, 1995 and January 9, 1995 were obtained by ROK from Rockwell. Rockwell obtained such funds from funds available in its cash accounts, including funds obtained through private placements of Rockwell's commercial paper notes with financial institutions.

     Rockwell is continuing its determination as to the feasibility of acquiring additional Shares, whether through private purchases or otherwise, to enable it to cause the Merger to become effective without a meeting of stockholders of Reliance pursuant to Section 253 of the Delaware General Corporation Law. If such acquisitions are feasible, Rockwell may make such acquisitions. In the event that Rockwell determines that acquisitions of such additional Shares are not feasible, Reliance will hold a special meeting of stockholders to consider and vote upon the Merger Agreement, at which Rockwell and ROK would vote all voting Shares held by them in favor of the Merger, which would be sufficient to approve the Merger.
                                                  (Page 5 of 5 Pages)

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ROCKWELL INTERNATIONAL CORPORATION


                            By:   William J. Calise, Jr.
                                ---------------------------
                                  William J. Calise, Jr.
                                  Senior Vice President,
                                General Counsel & Secretary


                            ROK ACQUISITION CORPORATION


                            By:   William J. Calise, Jr.
                                ---------------------------
                                  William J. Calise, Jr.
                                       Secretary


Dated:  January 13, 1995